METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of November 12, 2025, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2025, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34 - Interim Financial Reporting. Readers are encouraged to consult the Company's audited annual consolidated financial statements for the year ended December 31, 2024, and the corresponding notes to the financial statements, and the related annual MD&A.

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov.

Glossary of terms:

  Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.
  kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; dmt: dry metric tonnes; oz: ounces; koz: kilo ounces; Moz: million ounces; Mlbs: million pounds; ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.
  C$; Canadian Dollar; A$: Australian Dollar.

See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Management's Discussion and Analysis Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a royalty and streaming company that is focused on acquiring and originating gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and streams. The Company's issued and outstanding common shares (the "Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Key Company highlights for the three months ended September 30, 2025, and subsequent period include:

  For the three months ended September 30, 2025, the Company had a record operating and financial quarter. In particular revenue of $4.0 million, cash flow from operations before working capital adjustments of $2.6 million(1), and Adjusted EBITDA of $2.9 million (see Non-IFRS Financial Measures), all represent quarterly records. The Company also had net income of $0.6 million, representing the first quarter in its history of positive net income;

  (1) Calculated by taking net cash provided by (used in) operating activities on the statement of cash flows and adding back the changes in non-cash working capital items.

  On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in a NSR royalty on a portion of the Côté gold mine and all of the Gosselin project, owned by IAMGOLD Corporation ("IAMGOLD") and Sumitomo Metals Mining Co., Ltd., for C$3.4 million, bringing Metalla's total ownership on the Côté-Gosselin NSR royalty to 1.50%;

  On October 21, 2025, Silver Storm Mining Ltd. ("Silver Storm") reported that rehabilitation activities had restarted at the previously operating La Parrilla mine complex, with engineers engaged and mobilized, long-lead items ordered for the sulphide circuit expansion to 1,250 tpd, and SRK Consulting retained to review the restart plan, targeting a potential restart of operations as early as the second quarter of 2026;

  On September 8, 2025, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") outlined a two-stage expansion at La Guitarra, increasing nameplate processing capacity from 500 tpd to approximately 750-800 tpd by Q2 2026. Sierra Madre then intends to increase capacity to approximately 1,200-1,500 tpd by Q3 2027 through the construction of a new dry-stack tailing facility and a secondary crushing circuit;

  On August 13, 2025, Hudbay Minerals Inc. ("Hudbay") announced a $600 million strategic investment from Mitsubishi Corporation ("Mitsubishi") for a 30% joint venture interest in Copper World. The contribution from Mitsubishi will consist of $420 million upon closing and a $180 million matching contribution payable no later than 18 months following the closing.  Mitsubishi will contribute 30% of the ongoing costs beginning August 31, 2025, and will participate in the funding of the definitive feasibility study as well as the final project design, project financing, and project construction for Copper World; and

  On August 11, 2025, Equinox Gold Corp. ("Equinox") announced  that its Castle Mountain Mine Phase 2 Project ("Castle Mountain") has been accepted into the FAST-41 program (“FAST-41”). FAST-41 is a U.S. federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Acceptance into the program is expected to enhance regulatory certainty through a defined permitting schedule that may reflect reduced permitting timelines. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process should be completed in December 2026.

Management's Discussion and Analysis Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Key operating and financial metrics for the Company include:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Revenue from royalty interests(1)	$4,000	$1,622	$8,416	$3,752
Net income (loss)	$629	$(1,169)	$(1,838)	$(4,392)
Adjusted EBITDA(2)	$2,902	$930	$5,253	$1,173
Total attributable GEOs(2)	1,155	648	2,623	1,673
Average realized price per attributable GEO(2)	$3,451	$2,481	$3,257	$2,292
Average cash cost per attributable GEO(2)	$8	$9	$9	$11
Operating cash margin per attributable GEO(2)	$3,443	$2,472	$3,248	$2,281

(1) Includes fixed royalty payments.

(2) For the methodology used to calculate these measures see Non-IFRS Financial Measures.

OUTLOOK

The Company had provided guidance that it expected to receive or accrue payments on 3,500 to 4,500 Attributable Gold Equivalent Ounces ("GEOs")(1) for the 2025 fiscal year, with the expectation that attributable GEOs would be more heavily weighted towards the second half of 2025. For the nine months ended September 30, 2025, the Company has received or accrued 2,623 attributable GEOs.

Attributable GEOs for the fourth quarter are expected to be impacted by ramp-up delays at the Endeavor mine, due to a safety incident and a temporary suspension of operations. Attributable GEOs are also expected to be impacted by the relative outperformance of the gold price compared to copper, lead, zinc and silver over the year. As a result, the Company expects to meet the lower end of its guidance range for 2025.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

Management's Discussion and Analysis Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 100 royalties, streams, and other interests. Seven of the royalties and streams are in the production stage, forty-one are in the development stage, and the remainder are in the exploration stage.

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Attributable GEOs(1) during the period from:	2025	2024	2025	2024
Tocantinzinho	361	67	936	67
Wharf	273	268	678	542
Aranzazu	183	196	522	593
Endeavor	233	-	233	-
La Guitarra	33	20	92	20
La Encantada	30	34	73	98
NLGM(2)	25	27	72	80
El Realito	-	36	-	273
Other(3)	17	-	17	-
Total attributable GEOs(1)	1,155	648	2,623	1,673

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) Adjusted for the Company’s proportionate share of the New Luika Gold Mine (“NLGM”) held by Silverback Ltd.

(3) During the period the Company received a small amount of revenue from Plomosas related to the test mining of a bulk sample.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Tocantinzinho	G Mining	Para, Brazil	Au	0.75% GVR
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Aranzazu	Aura Minerals Inc.	Mexico	Cu-Au-Ag	1.0% NSR
Endeavor	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(1)
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(2)
New Luika	Saturn Resources	Tanzania	Au, Ag	15% Ag Stream

(1) Subject to partial buy-back and/or exemption.

(2) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Below are updates during the three months ended September 30, 2025, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

Management's Discussion and Analysis Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Tocantinzinho

On October 14, 2025, G Mining Ventures Corp. ("G Mining") reported third quarter gold production of 46.4 koz and gold sales of 49.1 koz, representing a 9% and 23% increase over the second quarter, respectively. During the third quarter, the plant achieved average throughput of 11,890 tpd, up from 11,107 tpd in the second quarter with gold recovery improving to 92.3%, compared to 90.3% in the second quarter.

Metalla accrued 361 GEOs from Tocantinzinho for the third quarter of 2025.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On October 29, 2025, Coeur Mining, Inc. ("Coeur") reported third quarter gold production of 28 koz. Gold production in the third quarter increased 16% quarter-over-quarter driven by higher gold grades. Coeur increased its 2025 full year guidance at Wharf to 93 - 103 koz gold (previously 90 - 100 koz gold) to reflect strong year-to-date performance and higher expected grades in the fourth quarter. Exploration expenditures for the third quarter were $3 million with expansion and infill drilling programs at Juno completed during the quarter.

Metalla accrued 273 GEOs from Wharf for the third quarter of 2025.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On November 4, 2025, Aura Minerals Inc. ("Aura") reported third quarter production from Aranzazu of 21,534 GEOs (as defined by Aura), marking a 3% decrease over the second quarter of 2025, resulting mainly from metal prices since higher gold prices negatively impact the conversion to GEO (as defined by Aura). At constant prices, Aranzazu production was in line with Q2 2025 and 4% higher than Q3 2024.

Metalla accrued 183 GEOs from Aranzazu for the third quarter of 2025.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On November 6, 2025, Polymetals Resources Ltd. ("Polymetals") reported that a staged resumption of operations had commenced, with mining, processing, and maintenance employees returning to day shift and set to transition to continuous shifts in the coming weeks. The area where the incident occurred remains under a statutory non-entry order, there are no other restrictions to the recommencement of operations.

On October 31, 2025, Polymetals provided an update in relation to a fatal incident that occurred at Endeavor on October 28, 2025, that resulted in all mining and surface operations being suspended pending completion of an investigation into its cause. Polymetals announced plans to take a staged approach to recommencing operations at Endeavor with exploration drilling and concentrate transport expected to commence next week with the progressive resumption of mining and processing activities.

On October 23, 2025, Polymetals reported the discovery of a new zone of massive sulphides south of the Endeavor Mine in the Carpark prospect. Polymetals stated that visual evidence from the drill holes completed support the likely presence of a significant mineralized structure in the area.

Metalla accrued 233 GEOs from Endeavor for the third quarter of 2025.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Management's Discussion and Analysis Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

La Guitarra

On October 23, 2025, Sierra Madre announced a $3.5 million exploration program focused on the East district of the La Guitarra mine complex. The program will begin with drill-target definition through mapping and surveying, including work around the historic El Rincon mine, followed by a 20,000-25,000-meter drill campaign.

On September 8, 2025, Sierra Madre outlined a two-stage expansion plan at La Guitarra. The planned expansions would increase the site's nameplate processing capacity from 500 tonnes per day to approximately 750-800 tpd by Q2 2026. Sierra Madre then intends to further increase capacity to roughly 1,200-1,500 tpd by Q3 2027 through the construction of a new dry-stack tailings facility and the installation of a second crushing circuit.

Metalla accrued 33 GEOs from La Guitarra for the third quarter of 2025.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On October 8, 2025, First Majestic Silver Corp. ("First Majestic") reported production of 30 oz of gold from La Encantada in the third quarter of 2025. Production for the quarter was impacted by lower grades, as mine development fell behind schedule owing to poor ground conditions. First Majestic announced mining contractors were engaged at La Encantada to accelerate development, bringing ore flow and development rates to budget levels by quarter-end. During the quarter, one underground rig and one surface rig completed 1,755 meters of drilling on the property, where First Majestic is testing a new exploration target, La Esquina.

Metalla accrued 30 GEOs from La Encantada for the third quarter of 2025.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Management's Discussion and Analysis Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Warriedar Resources	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
Copper World Complex	Hudbay/Mitsubishi	USA	Cu-Mo-Ag	0.315% NSR(3)
COSE	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.5% NSR
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Dumont Nickel	Canada	Ni-Co	2.0% NSR(1)
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Gurupi	G Mining	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Hoyle Pond Extension	Discovery Silver	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin	Unico Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold Corp	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold Corp	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Emperor Metals	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Timmins West Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative returns from the royalty.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

Management's Discussion and Analysis Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended September 30, 2025, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Côté-Gosselin

On October 31, 2025, Metalla completed the acquisition of the remaining 0.15% interest in the Côté-Gosselin NSR royalty for total consideration of C$3.4 million in cash from an arm's length seller. The acquisition increased Metalla's total royalty percentage to 1.5%.

On November 4, 2025, IAMGOLD reported in their third quarter MD&A that approximately 18,500 meters of drilling were completed at the Gosselin deposit during the quarter. The program was focused on increasing confidence in the existing resource and converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD had plans to drill a total of 45,000 meters at Gosselin in 2025, however, this program has been upsized with a total of 50,150 meters of drilling completed at the end of the third quarter. In addition, 12,800 meters of the 20,000-meter infill drill program have been completed in the third quarter (19,300 meters year-to-date) to improve resource confidence in the northeastern extension of the Côté deposit. According to IAMGOLD, the results of the Gosselin exploration program are expected to be included in an updated Mineral Reserve and Resource estimate in the second quarter next year and will inform the planned updated technical report which IAMGOLD announced will consider a larger scale Côté gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones over life of mine. The updated technical report is expected to be completed by the end of 2026.

IAMGOLD also reported gold production at Côté gold mine in the third quarter was 106 koz, as the mine continues to ramp up following the start of production in 2024. Production at Côté Gold in 2025 is expected to be in the 360 - 400 koz range.

Figure 1: Long section of Côté and Gosselin conceptual super pit (Source: IAMGOLD Q3 2025 Presentation)

Metalla holds a 1.5% NSR royalty covering less than 10% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit, as well as 100% of the Gosselin Mineral Resource estimate.

Gurupi

On September 9, 2025, G Mining reported that trenching at Gurupi extended the known mineralization by 2 kilometers north of the Chega Tudo deposit, returning intercepts of 9 meters at 3.52 g/t gold and 3 meters at 3.63 g/t gold. An expanded 2025 exploration budget of $6-$8 million was approved, primarily to test the continuity at depth of the Grandiocal target with 10,000 meters of RC drilling planned. An additional 8,500 meters of diamond drilling is planned, focused on the Cipoeiro extension.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

Management's Discussion and Analysis Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

La Parrilla

On October 21, 2025, Silver Storm reported that rehabilitation activities had commenced at La Parrilla, with engineers engaged and mobilized, long-lead items ordered for the sulphide circuit expansion to 1,250 tpd, and SRK Consulting retained to review the restart plan.

On October 10, 2025, Silver Storm announced a $7 million offtake financing agreement with subsidiaries of Samsung Construction & Trading Corporation to support the restart of operations at the past-producing La Parrilla mine complex.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Taca Taca

On October 28, 2025, First Quantum Minerals Ltd. ("First Quantum") reported in their third quarter MD&A that the Environmental and Social Impact Assessment ("ESIA") continues to be reviewed by the Secretariat of Mining of Salta Province and that First Quantum expects to receive approval in Q1 2026. First Quantum also stated that it is preparing an updated NI 43-101 Technical Report for Taca Taca, and plans to submit an application for the RIGI regime, a new incentive regime for large investments created by the Argentine government, in the first half of 2026.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Joaquin

On October 30, 2025, Unico Silver Ltd. ("Unico") reported that an updated JORC Mineral Resource estimate for Joaquin is on track for release in November 2025, and that the 30,000-meter Phase 2 drill program is underway.

Metalla holds a 2.0% NSR royalty on Joaquin.

San Luis

On September 16, 2025, Highlander Silver Corporation ("Highlander") reported results of step out drilling to the southeast of prior drilling at the Bonita open pit target with high grade intercepts of 7.43 g/t gold and 16.45 g/t silver over 24.8 meters and 3.42 g/t gold and 16.93 g/t silver over 40.4 meters.

On October 6, 2025, Highlander reported drill results from the Bonita drill program with the discovery of a new zone called Kusy. The highlight intercept from Kusy returned 15.56 g/t gold and 74.49 g/t silver over 23.6 meters.

Metalla holds a 1.0% NSR royalty on San Luis.

Fosterville

On October 29, 2025, Agnico Eagle Mines Ltd. ("Agnico") reported that Fosterville produced 35 koz of gold in the third quarter of 2025, in line with Agnico's expectations.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package which are not currently in production.

Management's Discussion and Analysis Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Garrison

On October 22, 2025, STLLR Gold Inc. announced the commencement of environmental baseline studies at the Tower Gold project, intended to build on existing data and provide a foundation for the federal Impact Assessment process.

Metalla holds a 2.0% NSR royalty on the Garrison deposit within the Tower Gold project.

Castle Mountain

On November 5, 2025, Equinox reported that it continues to advance optimization work on the Castle Mountain expansion. In June 2025, Castle Mountain was accepted into the United States Federal Permitting Improvement Steering Council's FAST-41 program. FAST-41 is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Acceptance into the program is expected to enhance regulatory certainty through a defined permitting schedule that may reflect reduced permitting timelines. Based on the permitting timeline posted to the FAST-41 project dashboard on August 8, 2025, the federal permitting process should be completed in December 2026. Equinox further stated that with FAST-41 permitting status in place, that it has initiated study updates and project optimization to align with the permitting timeline and position the project for a timely construction decision. Based on a 2021 Feasibility Study, the project is expected to produce 200 koz gold annually over a 14 year mine life, totaling 3.2 million ounces.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Copper World

On August 13, 2025, Hudbay announced a $600 million strategic investment from Mitsubishi for a 30% joint venture interest in Copper World. The contribution from Mitsubishi will consist of $420 million upon closing and a $180 million matching contribution payable no later than 18 months following the closing.  Mitsubishi will contribute 30% of the ongoing costs beginning August 31, 2025, and will participate in the funding of the definitive feasibility study as well as the final project design, project financing, and project construction for Copper World. The joint venture is expected to close in late 2025 or early 2026. Hudbay stated that this transaction secures a premier long-term strategic partner and validates the longer term value of Copper World as a world-class copper asset.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Big Springs

On July 24, 2025, Capricorn Metals Limited announced the acquisition of Warriedar Resources Limited, the operator of Big Springs and Golden Domes.

Metalla holds a 1.0% NSR royalty on Big Springs and a 2.0% NSR royalty on Golden Domes, which is classified as an exploration stage asset by Metalla.

Fifteen Mile Stream

On July 24, 2025, St Barbara Limited ("St Barbara") reported that the prefeasibility study for the 15-Mile processing hub remains on track for completion in March 2026. The study is evaluating the integration of Cochrane Hill into the previously proposed 15-Mile and Beaver Dam combination, under an increased throughput scenario. St Barbara also highlighted continued improvements in the resource development and permitting environment in Nova Scotia, where gold was added to the list of Provincial Strategic Minerals.

Management's Discussion and Analysis Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Dumont

On September 22, 2025, Dumont Nickel reported that the site had hosted Québec Premier François Legault, who was accompanied by Jean-François Simard, the new Minister of Natural Resources and Forestry, and Suzanne Blais, Member of the National Assembly for the Abitibi-Ouest riding. During the visit, the Premier reaffirmed his support for advancing the technical, financial, and regulatory steps toward a final investment decision at Dumont. Discussions with provincial and federal partners to secure financial support for the project are ongoing.

On June 4, 2025, Mining.com reported that the European Union had selected 13 new strategic raw material projects outside its borders as part of its efforts to secure critical mineral supplies, with the Dumont project among those selected. The 13 projects are expected to mobilize a combined $6.3 billion in capital investments from the European Commission.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Management's Discussion and Analysis Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty interest in a portfolio of properties that are in the exploration stage, including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Galleon Gold	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris/Copper Standard	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR(2)
Fenn Gibb South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Warriedar Resources	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Gold Discov.	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Janice Lake	Forum Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Infield Minerals	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Copper Standard	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Orecap Invest Corp.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources Inc.	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Not Applicable	Chile	Au	1.5% NSR
Red Hill	Not Applicable	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Resources	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management's Discussion and Analysis Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended September 30, 2025, and subsequent period to certain exploration stage assets, based on information publicly filed by the applicable project owner:

Tower Mountain

On September 8, 2025, Thunder Gold Corp ("Thunder Gold") announced the results of Phase 2 drilling at the Tower Mountain property. At the 3737-Target, drilling expanded the mineralized footprint with four holes returning broad consistent intervals with highlight intercepts of 1.25 g/t gold over 103.5 meters and 0.58 g/t gold over 187.5 meters. The P-Target was successfully extended more than 100 meters down-plunge with an intercept of 0.83 g/t gold over 56.5 meters. The A-target, drilling extended mineralization by 100 meters in both directions with a highlight intercept of 0.78 g/t gold over 33 meters and 327 g/t gold over 1 meter.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Edwards Mine

On June 24, 2025, Alamos Gold Inc. ("Alamos") reported that regional drilling at the past-producing Edwards Mine intersected high-grade gold mineralization beyond the extent of previous mining, including a highlight intercept of 55.95 g/t gold over 2.12 meters. Edwards is located within seven kilometers of the Magino mill and is one of three targets being evaluated as potential sources of higher-grade mill feed as part of a broader expansion strategy. Alamos plans to complete 10,000 meters of surface drilling in 2025 as part of a regional exploration program at the Island Gold district, focused on following up high-grade mineralization intersected at the Cline-Edwards deposits.

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to September 30, 2025:

	Three months ended
	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2024
Revenue from royalty and stream interests	$4,000	$2,695	$1,721	$2,130
Net income (loss)	629	(1,736)	(731)	(1,084)
Earnings (loss) per share - basic and diluted	0.01	(0.02)	(0.01)	(0.01)
Weighted average shares outstanding – basic	92,543,216	92,521,443	92,341,558	91,850,425
Weighted average shares outstanding – diluted	94,680,847	92,521,443	92,341,558	91,850,425

	Three months ended
	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023
Revenue from royalty and stream interests	$1,622	$875	$1,255	$1,296
Net income (loss)	(1,169)	(1,491)	(1,732)	(1,867)
Earnings (loss) per share - basic and diluted	(0.01)	(0.02)	(0.02)	(0.03)
Weighted average shares outstanding – basic	91,641,647	91,486,913	91,028,583	65,271,084
Weighted average shares outstanding – diluted	91,641,647	91,486,913	91,028,583	65,271,084

Management's Discussion and Analysis Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended September 30, 2025, revenue increased compared to the prior period primarily due to the start of receiving revenue from Endeavor. Net income increased compared to the prior period primarily due to the increase in revenue and not incurring the one-time charges in the prior period related to the retirement of the convertible loan facility.
  For the three months ended June 30, 2025, revenue increased compared to the prior period primarily due to increases from Tocantinzinho, Wharf, and Aranzazu. Net loss increased primarily due to the loss on extinguishment of the convertible loan facility of $0.7 million and $0.5 million in foreign exchange losses upon extinguishment of the C$ denominated convertible loan facility, offset partially by the increase in revenue.
  For the three months ended March 31, 2025, revenue decreased compared to the prior period primarily due to lower amounts from Wharf and Tocantinzinho. Net loss decreased due to lower general and administrative expenses, and lower share-based payments compared to the prior period, offset partially by lower revenues and foreign exchange gains compared to the prior period.
  For the three months ended December 31, 2024, revenue increased compared to the prior period primarily due to the increase in revenue from Tocantinzinho as it ramped up to full production in the period.
  For the three months ended September 30, 2024, revenue increased, and net loss decreased compared to the prior period primarily due to the start of payments from both Tocantinzinho and La Guitarra.
  For the three months ended June 30, 2024, revenue decreased due to lower amounts compared to prior periods from Wharf and El Realito. Net loss decreased due to lower general and administrative expenses, and higher mark-to-market gains on loan liabilities compared to the prior period, offset partially by lower gross profit compared to the prior period.
  For the three months ended March 31, 2024, and December 31, 2023, revenue and net loss remained roughly consistent with the prior period as the primary sources of revenue remained unchanged.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2025

The Company earned net income of $0.6 million for the three months ended September 30, 2025 ("Q3 2025"), compared with a net loss of $1.2 million for the three months ended September 30, 2024 ("Q3 2024").

Significant items impacting the change in net loss included the following:

  an increase in revenue from $1.6 million in Q3 2024 to $4.0 million in Q3 2025, primarily due to increases in revenue earned in the current period from Tocantinzinho, Wharf, and Endeavor, offset by the decrease in revenue from El Realito;
  a decrease in interest expense from $0.5 million in Q3 2024 to $0.4 million in Q3 2025, primarily due to a lower interest rate being charged on the Company's debt in the current period; and
  an increase in tax expense from $0.1 million in Q3 2024 to $0.4 million in Q3 2025, primarily related to higher revenues earned in the current period.
Management's Discussion and Analysis Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Nine Months Ended September 30, 2025

The Company incurred a net loss of $1.8 million for the nine months ended September 30, 2025 ("Q3 2025 YTD"), compared with a net loss of $4.4 million for the nine months ended September 30, 2024 ("Q3 2024 YTD").

Significant items impacting the change in net loss included the following:

  an increase in revenue from $3.8 million in Q3 2024 YTD to $8.4 million in Q3 2025 YTD, primarily due to increases in revenue earned in the current period from Tocantinzinho, Wharf, Endeavor, and La Guitarra, offset by the decrease in revenue from El Realito;
  an increase in loss on extinguishment of the convertible loan facility from $Nil in Q3 2024 YTD, to $0.7 million in Q3 2025 YTD.  This loss represented the difference between the carrying amount of the facility on the retirement date and the amount that was paid to retire the facility;
  an increase in foreign exchange loss from a gain of $0.1 million in Q3 2024 YTD to a loss of $0.5 million in Q3 2025, primarily related to the impact of the change in the US$:C$ exchange rate on the C$ denominated convertible loan facility; and
  an increase in tax expense from $0.2 million in Q3 2024 YTD to $0.5 million in Q3 2025 YTD, primarily related to higher revenues earned in the current period.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at September 30, 2025, was $11.1 million (December 31, 2024 - $9.7 million) and its adjusted working capital was $12.1 million (December 31, 2024 - $11.8 million) (see Non-IFRS Financial Measures). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for at least the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada, and La Guitarra royalties, and drawdowns under the revolving credit facility. The Company may also raise funds by entering into new debt agreements, selling non-core assets, or issuance of shares through public and/or private placements.

During the nine months ended September 30, 2025, cash increased by $1.4 million. The increase was due to cash provided by operating activities of $3.3 million, cash provided by investing activities of $0.2 million, and cash used in financing activities of $2.1 million. Exchange rate changes had an impact on cash of less than $0.1 million.

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with BMO and NBF for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability (the "Accordion"), subject to certain conditions, to increase the facility to $75.0 million. BMO is the administrative agent of the Facility, and BMO and NBF are co-lead arrangers and joint bookrunners. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF will be available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio.  The undrawn portion of the RCF is subject to standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

Management's Discussion and Analysis Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in compliance with all financial covenants as at the last day of the quarter ended September 30, 2025. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

As at September 30, 2025, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $1.0 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie to fund acquisitions of new royalties and streams which was subsequently amended from time to time. The Loan Facility bore interest on amounts advanced and a standby fee on funds available. Funds advanced were convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility was secured by certain assets of the Company.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to among other things, increase the A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest (the "Accrued Interest Amount") to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and to not have any accrued and unpaid fees (the "Accrued Fees Amount") convertible into Common Shares.

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

On January 13, 2025, Beedie elected to convert C$1.5 million of the Accrued Interest Amount at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares, which were issued on February 4, 2025. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce the Accrued Fees Amount and the Accrued Interest Amount to $Nil as of the payment date.

On June 24, 2025, concurrent with the closing of the RCF, the Company fully repaid and retired the A&R Loan Facility.  The final payments to Beedie included a repayment of the principal balance outstanding of C$16.4 million plus C$0.7 million in accrued interest and standby fees.  In connection with the retirement of the A&R Loan Facility, certain assets secured by Beedie were released and there are no further amounts due under the A&R Loan Facility.

Cash Flows from Operating Activities

During the nine months ended September 30, 2025, cash provided by operating activities was $3.3 million and was primarily the result of a net loss of $1.8 million, partially offset by $7.1 million for items not affecting cash, income taxes paid of $0.2 million, and a $1.8 million decrease in non-cash working capital items. During the nine months ended September 30, 2024, cash used in operating activities was $2.2 million and was primarily the result of payment of the current liabilities associated with the acquisition of Nova. The cash used in operating activities was impacted by a net loss of $4.4 million, partially offset by $4.8 million for items not affecting cash, payments received from derivative royalty assets related to the fourth quarter of 2023 of $0.8 million, income taxes paid of $0.4 million and a $3.0 million decrease in non-cash working capital items.

Management's Discussion and Analysis Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Cash Flows from Investing Activities

During the nine months ended September 30, 2025, cash provided by the Company's investing activities was $0.2 million and was primarily related to payments of dividends from Silverback. During the nine months ended September 30, 2024, cash used in the Company's investing activities was $2.0 million and was primarily related to payments related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the nine months ended September 30, 2025, cash used in the Company's financing activities was $2.1 million, and was primarily related to draw downs from the RCF of $13.1 million offset by repayment of the A&R Loan Facility of $11.9 million, and payment of interest of $1.5 million and finance charges of $1.8 million. During the nine months ended September 30, 2024, cash provided by the Company's financing activities was $0.4 million primarily related to proceeds of $0.7 million for a private placement, partially offset by interest and finance charges paid of $0.3 million.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  92,561,386 Common Shares issued and outstanding;
  3,064,457 stock options outstanding with a weighted average exercise price of C$5.60; and
  1,364,698 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Use of Proceeds from Prior Financings

During the year ended December 31, 2024, the Company raised $0.7 million in net proceeds through a private placement, to a newly hired executive, for general working capital purposes. During the year ended December 31, 2023, the Company raised $4.1 million in net proceeds through At-The-Market equity programs to finance the purchase of streams and royalties and for general working capital purposes. The Company also raised $11.1 million through a private placement completed on October 23, 2023, for the acquisition of royalties and streams, Nova transaction expenses, and general and administrative expenses of the combined company following completion of the Nova transaction. To date, there has been no variance to the use of proceeds previously announced for those financing activities.

Requirement for Additional Financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the RCF. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management's Discussion and Analysis Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, Jason Cho, the President, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, and Chris Beer in their capacity as directors of the Company).

The aggregate value of transactions relating to key management were as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Salaries and fees	$345	$309	$1,006	$766
Share-based payments	642	542	1,775	1,481
Total related party expenses	$987	$851	$2,781	$2,247

As at September 30, 2025, the Company had $Nil due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at September 30, 2025, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management's Discussion and Analysis Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMMITMENTS

Contractual Commitments

As at September 30, 2025, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$611	$-	$-	$611
Loans payable principal and interest payments(1)	896	15,127	-	16,023
Payments related to acquisition of royalties and streams(2)	2,500	-	-	2,500
Total commitments	$4,007	$15,127	$-	$19,134

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at September 30, 2025.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of September 30, 2025.

As at September 30, 2025, the Company had the following contingent commitments:

  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the Gurupi project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the Gurupi project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile;
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis mine property totalling C$5.0 million in cash and Common Shares upon achievement of various production milestones; and
  The Company is obligated to make potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assignee makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assignee enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assignee sells the Vizcachitas project or  Los Andes Copper to an arms' length third party.
Management's Discussion and Analysis Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	September 30,	December 31,
	2025	2024
Financial assets
Amortized cost:
Cash and cash equivalents	$11,109	$9,717
Royalty and stream receivables	3,191	2,253
Other receivables	166	263
Fair value through profit or loss:
Marketable securities	256	305
Total financial assets	$14,722	$12,538

Financial liabilities
Amortized cost:
Trade and other payables	$611	$1,188
Loans payable	12,097	12,625
Acquisition payable	2,393	2,233
Fair value through profit or loss:
Derivative loan liabilities	-	68
Total financial liabilities	$15,101	$16,114

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy.

Management's Discussion and Analysis Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment. In prior periods the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2025. All current liabilities are settled within one year.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at September 30, 2025, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of less than $0.1 million.

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, (e) Adjusted EBITDA, and (f) adjusted working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Management's Discussion and Analysis Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average Cash Cost Per Attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Cost of sales for NLGM(1)	$9	$6	$23	$18
Total cash cost of sales	9	6	23	18
Total attributable GEOs	1,155	648	2,623	1,673
Average cash cost per attributable GEO	$8	$9	$9	$11

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average Realized Price and Operating Cash Margin Per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management's Discussion and Analysis Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average realized price per attributable GEO was:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Royalty revenue (excluding fixed royalty payments)	$3,898	$1,541	$8,311	$3,652
Revenue from NLGM(1)	88	67	231	183
Sales from stream and royalty interests	3,986	1,608	8,542	3,835
Total attributable GEOs sold	1,155	648	2,623	1,673
Average realized price per attributable GEO	$3,451	$2,481	$3,257	$2,292

Operating cash margin per attributable GEO(2)	$3,443	$2,472	$3,248	$2,281

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's Adjusted EBITDA was:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Net income (loss)	$629	$(1,169)	$(1,838)	$(4,392)
Adjusted for:
Interest expense	359	494	1,261	1,473
Finance charges	38	85	199	255
Income tax provision	374	138	532	162
Loss on extinguishment of convertible loan facility	-	-	738	-
Depletion	656	578	1,711	1,862
Foreign exchange loss (gain)	78	88	491	(92)
Share-based payments (1)	768	716	2,159	1,905
Adjusted EBITDA	$2,902	$930	$5,253	$1,173

(1) Includes stock options and restricted share units.

Adjusted Working Capital

Adjusted working capital is calculated by taking the Company's current assets less its current liabilities, excluding any items that are not expected to be settled in cash for the next twelve months. In prior periods the Company presented a working capital adjustment for the convertible loan facility, as the classification of the convertible loan facility as a current liability was driven by changes in classification requirements under IFRS and not because the Company expected that liability to be settled in cash within the next twelve months. With the retirement of the convertible loan facility during the period no such adjustment is required. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies.

Management's Discussion and Analysis Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's adjusted working capital was:

	As at
	September 30,	December 31,
	2025	2024
Total current assets	$15,127	$12,956
Less:
Total current liabilities	(3,004)	(13,881)
Working capital	12,123	(925)
Adjusted for:
Convertible loan facility	-	12,693
Adjusted working capital	$12,123	$11,768

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2024.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at September 30, 2025. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at September 30, 2025, the Company's disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

Management's Discussion and Analysis Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Changes in ICFR

There has been no change in our internal control over financial reporting during the nine months ended September 30, 2025, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 26, 2025, which is available on www.sedarplus.ca.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in NI 43-101.

Management's Discussion and Analysis Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Management's Discussion and Analysis Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the RCF;
  the effective interest rate of drawdowns under the RCF and the life expectancy thereof;
  the amounts that Metalla has to pay under the RCF;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the expected 2025 production guidance at Wharf;
  the planned staged resumption approach to recommencing operations at Endeavor;
  the completion of an investigation into the incident at Endeavor;
  the likely presence of a significant mineralized structure south of the Endeavor mine in the Carpark prospect;
  the two-stage exploration program at La Guitarra, the budget and planned mapping, surveying activities and drill campaign thereof;
  the potential increase nameplate processing capacity at La Guitarra and the timing thereof;
  the construction of a new dry-stack tailing facility and a secondary crushing circuit;
  the inclusion of the Gosselin deposit into an updated mineral reserve and resource estimate and the timing thereof;
  the completion of an updated NI 43-101 Technical Report for Côté gold mine and the timing thereof;
  the expected ramp up and expected 2025 production at the Côté gold mine;
  the expected 2025 production guidance at Côté gold mine;
  the expanded budget allocated to Gurupi;
  the planned drilling at Gurupi;
  the expansion of the sulphide circuit at La Parrilla;
Management's Discussion and Analysis Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the review of the restart plan for La Parrilla by SRK Consulting;
  the restart of operations at La Parrilla and the timing thereof;
  the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province, and the expected timing for approval thereof;
  the completion of an updated NI 43-101 Technical Report for Taca Taca;
  the submission of an application for the RIGI regime for Taca Taca and the timing thereof;
  the release of an updated JORC Mineral Resource estimate for Joaquin and the timing thereof;
  the expected benefits for Castle Mountain’s inclusion into the FAST-41 program;
  the completion of Castle Mountain permitting, and the expected timing thereof;
  the completion of the study updates and project optimization for a timely construction decision at Castle Mountain;
  the expected production based on the 2021 Feasibility Study at Castle Mountain;
  the completion of the joint venture in Copper World between Hudbay and Mitsubishi and the timing thereof;
  the expected investments and contributions by Mitsubishi into Copper World and the timing thereof;
  the completion of the prefeasibility study for the15-Mile processing hub and the timing thereof;
  the discussions with provincial and federal partners to secure financial support for the Dumont project;
  the mobilization of capital investments from the European Commission into certain strategic projects, including Dumont;
  the evaluation of Edwards Mine in Alamos’ broader expansion strategy;
  the planned drilling program at Edwards Mine in 2025 and the focus thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2025;
  the availability of cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada and La Guitarra royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

Management's Discussion and Analysis Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
Management's Discussion and Analysis Page 30

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the RCF;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

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